Seven Stills, LLC

Financial Statements

December 31, 2017 and 2016



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

SEVEN STILLS, LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
Seven Stills, LLC
Richmond, Virginia

We have reviewed the accompanying financial statements of Seven Stills, LLC (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations and members' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

July 17, 2018
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

SEVEN STILLS, LLC

Balance Sheets
December 31, 2017 and 2016

Assets		2017		2016
Current assets:				
Cash	$	102,106	$	37,876
Accounts receivable		-		56,463
Inventory		432,512		135,100
Other current assets		29,250		15,330
Total current assets		563,868		244,769
Property and equipment - net		303,600		310,283
	$	867,468	$	555,052

Liabilities and Members' Equity				
Current liabilities:				
Notes payable - current portion	$	91,422	$	43,531
Accounts payable		8,777		9,895
Accrued expenses		54,046		10,631
Line of credit		-		11,943
Obligations under capital lease		85,451		124,624
Other current liabilities		12,646		16,483
Total current liabilities		252,342		217,107
Long-term liabilities:				
Notes payable - net of current portion		328,267		98,829
Total liabilities		580,609		315,936
Members' equity		286,859		239,116
	$	867,468	$	555,052

See report of independent accountants and accompanying notes to financial statements.

2

SEVEN STILLS, LLC

Statements of Operations and Members' Equity
Years Ended December 31, 2017 and 2016

	2017	2016
Sales	$ 1,179,655	$ 621,833
Cost of sales	216,933	122,835
Gross profit	962,722	498,998
Operating expenses:		
Salaries and wages	418,620	65,001
Selling, general, and administrative expenses	193,742	132,306
Facility expenses	172,097	113,231
Depreciation	74,399	53,774
Total operating expenses	858,858	364,312
Operating income	103,864	134,686
Other expenses:		
Other miscellaneous expenses	-	10,919
Net income	103,864	123,767
Members' equity, beginning of year	239,116	51,285
Members' contributions	181,092	128,784
Members' distributions	(237,213)	(64,720)
Members' equity, end of year	$ 286,859	$ 239,116

See report of independent accountants and accompanying notes to financial statements.

SEVEN STILLS, LLC

Statements of Cash Flows
Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net income	$ 103,864	$ 123,767
Adjustments to reconcile net income to net cash		
from operating activities:		
Depreciation	74,399	53,774
Change in operating assets and liabilities:		
Accounts receivable	56,463	112,384
Inventory	(297,412)	(114,034)
Other current assets	(13,920)	4,615
Accounts payable	(1,118)	(13,513)
Accrued expenses	43,415	10,631
Other current liabilities	(3,837)	16,483
Net cash (used in) provided by operating activities	(38,146)	194,107
Cash flows used in investing activities:		
Purchase of property and equipment	(67,716)	(92,556)
Cash flows from financing activities:		
(Payments on) proceeds from line of credit, net	(11,943)	11,793
Proceeds from (payments on) notes payable, net	277,329	(195,341)
Payments on capitalized lease obligations	(39,173)	(25,098)
Distributions to members	(237,213)	(64,720)
Contributions from members	181,092	128,784
Net cash provided by (used in) financing activities	170,092	(144,582)
Net change in cash	64,230	(43,031)
Cash, beginning of year	37,876	80,907
Cash, end of year	$ 102,106	$ 37,876
Supplemental disclosure of cash flow information		
Cash paid for interest	$ 11,357	$ 33,212

See report of independent accountants and accompanying notes to financial statements.

4

SEVEN STILLS, LLC

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: Seven Stills, LLC (the "Company"), was founded in 2013 and operates a brewery and distillery specializing in craft beer and whiskey. The Company also operates several tasting rooms.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties: Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash in two financial institutions with balances that periodically exceed federally insured limits.

Accounts Receivable: Accounts receivable is stated at the amount the Company expects to collect from balances outstanding at year-end. The Company uses the allowance method under generally accepted accounting principles for recording bad debts. As of December 31, 2016, management did not deem an allowance for uncollectable accounts to be necessary. There were no outstanding receivables at December 31, 2017.

Inventory: Inventory consists of beer and whiskey and the associated materials that go into producing as well as various merchandise items. Inventory is valued at the lower of cost or market on the first-in, first-out basis. The Company evaluates inventory levels and expected usage on a periodic basis and records a valuation allowance as considered necessary. No valuation allowance was considered necessary at December 31, 2017 and 2016.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is five to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Revenue Recognition: Revenues from product sales are recognized when title and risk of loss pass to the customer, which is generally upon purchase for items sold in the Company's brewery, distillery, and tasting rooms and upon shipment for items sold outside of these locations.

1.   **Summary of Significant Accounting Policies, Continued:**

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $42,067 for 2017 and $13,836 for 2016.

Income Taxes and Uncertainties: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company's taxable income or loss on their income tax returns. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Management has evaluated the Company's income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2017 or 2016. The Company is not currently under audit by any tax jurisdiction.

Recent Accounting Pronouncements:

Revenue: The FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Company is currently evaluating the reporting and economic implications of the new standard.

Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2019, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through July 17, 2018, the date the financial statements were available for issuance, and has determined that other than the events disclosed in Note 5, no additional disclosures are necessary.

2. **Inventory:**

Inventory consisted of the following at December31, 2017 and 2016:

	2017		2016	
Barrels	$	22,866	$	22,866
Glassware		16,645		16,645
Finished goods		393,001		95,589
	$	432,512	$	135,100

3. **Property and Equipment:**

Property and equipment consisted of the following at December 31:

	2017		2016	
Leasehold improvements	$	282,523	$	238,406
Machinery and equipment		157,824		134,225
Furniture		2,456		2,456
		442,803		375,087
Less - accumulated depreciation		139,203		64,804
	$	303,600	$	310,283

Depreciation expense was $74,399 for 2017 and $53,774 for 2016.

4. **Line of Credit:**

The Company had available a revolving line of credit with a financial institution with an available balance of $15,000. The line bore interest at 9.75% and was secured by substantially all assets of the Company. The line of credit was closed on August 9, 2017. There was no balance outstanding on the line of credit at December 31, 2017. The amount outstanding on the line of credit was $11,943 at December 31, 2016.

5. **Notes Payable:**

PCV SAIL loan - The Company entered into a note payable with a financial institution in November 2015 for the principal amount of $187,006. The note bears interest at 7.0% per annum with principal and accrued interest payable monthly. The principal balance is to be paid in full on or before the note matures in January 2020. The balance of the note was $98,275 at December 31, 2017 and $142,360 at December 31, 2016. The note is secured by substantially all assets of the Company.

5.   **Notes Payable, Continued:**

The Company entered into a note payable with a financial institution in September 2017 for the principal amount of $520,000. The note bore interest at 6.75% per annum through December 31, 2017 and was subsequently increased to 7% per annum in 2018. The principal and accrued interest are payable monthly. The principal balance is to be paid in full on or before the note matures in September 2024. The balance of the note at December 31, 2017 was $321,414. The principal amount of the note was disbursed to the Company in installments. The Company received a total of $344,403 in principal during 2017, with the remaining $175,597 disbursed to the Company in 2018 for a total principal balance of $520,000. The note is secured by substantially all assets of the Company. The future principal payments schedule below reflects the payments related to the total principal outstanding of $520,000.

The principal payment requirements on existing debt at December 31, 2017 are as follows:

Year	Amount
2018	$ 91,422
2019	96,013
2020	47,627
2021	51,069
2022	54,761
Thereafter	78,797
	$ 419,689

6.   **Leases:**

Operating Leases:

The Company leases its brewery and distillery and satellite tasting room locations under various non-cancelable operating lease agreements with expiration dates ranging from 2018 through 2021. Monthly rent expense ranged from $1,400 to $10,500. The total rent expense related to these locations was $134,313 for 2017 and $89,482 for 2016. Certain leases called for deposits totaling $29,250 and $13,500 at December 31, 2017 and 2016, respectively, included in other current assets on the accompanying balance sheets.

6.   Leases, Continued:

Operating Leases, Continued:

Minimum future payments under non-cancellable operating leases at December 31, 2017 are as follows:

Year	Amount
2018	$ 208,063
2019	106,225
2020	85,958
2021	12,800
	$ 413,046

Capital Leases:

The Company leased certain brewery and distilling equipment under an agreement that was classified as a capital lease. As of December 31, 2017, this agreement was superseded by a new capital lease agreement effective January 1, 2018. The capital lease obligation of $85,451 at December 31, 2017 included on the accompanying balance sheets, will remain a liability due to the lessor until which time the Company can sell the equipment to pay the remaining balance owed. The new capital lease agreement calls for monthly payments of $4,956 and expires in 2022. The cost of the equipment under this capital lease will be $252,452.

Maturities of future capital lease obligations effective January 1, 2018 are as follows:

Year	Amount
2018	$ 59,467
2019	59,467
2020	59,467
2021	59,467
2022	59,467
	297,335
Less imputed interest	(44,883)
Obligations under capital lease	252,452
Less current portion of obligations under capital lease	(50,490)
Obligations under capital lease less current portion	$ 201,962

SEVEN STILLS, LLC

Notes to Financial Statements, Continued

7.   Subsequent Events:

In May 2018, the Company entered into a term loan with a financial institution in for the principal amount of $2,604,000. The note bears interest at the prime rate plus 2.5%. The loan is to be repaid with twelve months of interest only payments followed by payments of principal and interest through May 2031.

The Company entered into a capital lease obligation for certain brewery and distillery equipment effective January 1, 2018. See Note 5.

In April 2018, the Company entered into an operating lease agreement for a building to be used as a future brewery, distillery, and tasting room location. The lease expires in 2031 with two five year options to renew. The lease calls for escalating rent payments over the term of the lease with monthly rent ranging from $36,015 to $67,045.